UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                     Washington D.C.  20549



                          SCHEDULE 13G

          Under the Securities and Exchange Act of 1934

                        (Amendment No. 1)*


                       LABRANCHE & CO INC
                        (Name of issuer)


              Common Stock, no par value per share
                 (Title of Class of Securities)


                           505447105
                         (Cusip Number)


                          December 31, 2010
      (Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      X Rule 13d-1(b)
        Rule 13d-1(c)
        Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.    505447102


1. Names of Reporting Persons.    Summit Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group

(a) [   ]

(b) [ X ]


3. SEC Use Only


4. Citizenship or Place of Organization - WASHINGTON STATE


Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power

   3150300

6. Shared Voting Power

   None

7. Sole Dispositive Power

   3150300

8. Shared Dispositive Power

   None


9. Aggregate Amount Beneficially Owned by Each Reporting Person

    3150300

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares


11. Percent of Class Represented by Amount in Row (9)   7.70%

12. Type of Reporting Person (See Instructions)

      IA



Item 1.

(a)  Name of Issuer
     LABRANCHE & CO INC

(b)  Address of Issuer's Principal Executive Offices
     1 EXCHANGE PLAZA   NEW YORK NY 10006-3008

Item 2.

(a) Name of Person Filing
    (a) SUMMIT CAPITAL MANAGEMENT, LLC

(b) Address of Principal Business Office or, if none, Residence
    600 UNIVERSITY STREET, SUITE 2304
    SEATTLE, WA 98101

(c) Citizenship
    WASHINGTON

(d) Title of Class of Securities
    COMMON STOCK

(e) CUSIP Number
    505447105

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
        (c), check whether the person filing is a:

[  ]   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
[  ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
[  ]   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
       78c).
[  ]   Investment company registered under section 8 of the Investment Company
       Act of 1940 (15 U.S.C. 80a-8).
[ X]   An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).
[  ]   An employee benefit plan or endowment fund in accordance with 240.13d-
       1(b)(1)(ii)(F).
[  ]   A parent holding company or control person in accordance with 240.13d-
       1(b)(1)(ii)(G).
[  ]   A savings association as defined in Section 3(b) of the Federal Deposit
       Insurance Act (12 U.S.C. 1813).
[  ]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
[  ]   A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(j).
       If filing as a non-U.S. institution in accordance with
       Rule 240.13d-1(b)(1)(ii)(j)
[  ]   Group, in accordance with 240.13d-1(b)(1)(ii)(k).

Item 4.  Ownership

  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Amount beneficially owned:

 3150300

Percentage of class:

 7.70%

Number of shares as to which person has:

Sole power to vote or direct the vote:

 3150300

Shared power to vote or direct the vote:

 None

Sole power to dispose or to direct the disposition of:

 3150300

Shared power to dispose or to direct the disposition of:

 None



Item 5. Ownership of Five Percent or Less of a Class

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following.  [   ]



Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employees benefit plan, pension fund or endowment fund is not required.

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

  If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         N/A

Item 8.  Identification and Classification of Members of the Group

  If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         N/A

Item 9.  Notice of Dissolution of Group

  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transaction sin the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         N/A

Item 10.  Certification

(a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the affect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 9, 2011

Summit Capital Management LLC

Signature:   Matthew C. Rudolf

Name/Title   Chief Operating Officer


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.
If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).